UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

079481107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079481107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 265,743*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 265,743*

9	Aggregate amount beneficially owned by each reporting person. 265,743*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person OO

*

This number is comprised solely of 265,743 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the exercise of the warrants (the “2019 Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2019.

**

Based on 5,325,522 shares of Common Stock outstanding, which is the sum of (i) 5,059,779 shares of Common Stock outstanding as of October 30, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020, and (ii) 265,743 shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the 2019 Warrants.

CUSIP No. 079481107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 265,743*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 265,743*

9	Aggregate amount beneficially owned by each reporting person. 265,743*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person CO

*	This number is comprised solely of 265,743 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the exercise of the 2019 Warrants.
**

Based on 5,325,522 shares of Common Stock outstanding, which is the sum of (i) 5,059,779 shares of Common Stock outstanding as of October 30, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020, and (ii) 265,743 shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the 2019 Warrants.

CUSIP No. 079481107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 265,743*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 265,743*

9	Aggregate amount beneficially owned by each reporting person. 265,743*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person IN

*	This number is comprised solely of 265,743 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the exercise of the 2019 Warrants.
**

Based on 5,325,522 shares of Common Stock outstanding, which is the sum of (i) 5,059,779 shares of Common Stock outstanding as of October 30, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020, and (ii) 265,743 shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the 2019 Warrants.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on August 26, 2019 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 265,743 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon exercise of warrants to purchase 820,000 shares of Common Stock (the “2019 Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2019. The 2019 Warrants have an exercise price equal to $13.00 per share of Common Stock, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants expire on August 21, 2026. The Warrants are immediately exercisable upon issuance. Effective December 31, 2020, the exercise of the 2019 Warrants are subject to a beneficial ownership limitation such that no exercise may occur if it would result in beneficial ownership in excess of 4.99% with respect to the holder and its Section 13 affiliates. Therefore, the remaining underlying shares of Common Stock for which the 2019 Warrants are exercisable are not currently reported as shares beneficially owned by the Reporting Persons herein. A copy of the form of 2019 Warrants is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the 2019 Warrants is qualified in its entirety by reference to the form of warrant.

On November 2, 2020, the Company issued to Boxer Capital pre-funded warrants to purchase 56,950 shares of Common Stock (the “2020 Pre-funded Warrants”) and warrants to purchase 331,950 shares of Common Stock (the “2020 Warrants”) in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2020. The 2020 Pre-funded Warrants are immediately exercisable at a price of $0.001 per share of Common Stock. The 2020 Warrants are immediately exercisable at a price of $6.50 per share of Common Stock and will expire five years from the date of issuance. However, because of the stock ownership limitations described above, the underlying shares of Common Stock for which the 2020 Pre-funded Warrants and 2020 Warrants are exercisable are not currently reported as shares beneficially owned by the Reporting Persons herein. Copies of the forms of 2020 Warrants and 2020 Pre-funded Warrants are filed herewith as exhibits and incorporated herein by reference, and any description herein of the 2020 Warrants and the 2020 Pre-funded Warrants is qualified in its entirety by reference to the forms of warrants.

The information reported in this Amendment No. 1 reflects the Issuer’s 1-for-10 reverse stock split, which was effective on February 5, 2020.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Persons represent 4.99% of the Issuer’s outstanding Common Stock (based on 5,325,522 shares of Common Stock outstanding, which is the sum of (i) 5,059,779 shares of Common Stock outstanding as of October 30, 2020 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020, and (ii) 265,743 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon exercise of the 2019 Warrants.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 265,743 shares of Common Stock they beneficially own upon exercise of the 2019 Warrants.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 265,743 shares of Common Stock they beneficially own upon exercise of the 2019 Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by Boxer Capital upon exercise of the 2019 Warrants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated August 26, 2019, among the Reporting Persons, incorporated herein by reference to the Schedule 13G filed by the Reporting Persons on August 26, 2019.

2	Form of Warrant to Purchase Common Stock or Series 1 Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on August 19, 2019.

3	Form of 2020 Pre-funded Warrant, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on November 2, 2020.

4	Form of 2020 Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on November 2, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually